February 28, 2006


Mail Stop 4561

      VIA U.S. MAIL AND FAX (817) 785-1368

Richard F. Gavino
Chief Financial Officer and Treasurer
Warrantech Corporation
2200 Highway 21
Suite 100
Bedford, TX  76021

Re:	Warrantech Corporation
	Form 10-K for the year ended March 31, 2005
      Filed June 29, 2005
      File No. 0-13984

Dear Mr. Gavino:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

SG&A, page 19

1. We note that employee costs decreased $1.5 million in fiscal
2005
due to the deferral of employee sales related compensation.
Please
elaborate upon the nature of this expense and your basis for its deferral.

Note 5.  Accounts Receivable, page 40

2. We note that it is your policy to establish an allowance for doubtful accounts when receivables are determined to be uncollectible or impaired. We also note that $3.27 million of your accounts receivable balance relates to pre-petition sales to Ultimate. It appears that a reserve for a significant portion, if not all, of this balance should have been accrued. Please tell us of why you have not recorded an allowance for pre-petition receivables from Ultimate, as well as your basis for maintaining that it is impossible to estimate what you will recover on your claim.

Exhibit 31

3. We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of
SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. In addition, please remove references to "Annual report" and refer to the document as "report." Please also amend the certifications in Forms 10-Q filed for the first three quarters of fiscal 2006, as necessary, in response to this comment.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3429 if you have questions.

						Sincerely,



Kristi Beshears
Staff Accountant
Reading International, Inc.
September 19, 2005


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